

Mail Stop 3030

March 30, 2009

<u>Via Facsimile and U.S. Mail</u>

Mr. David A. Jonas
Chief Financial Officer
Rochester Medical Corporation
One Rochester Medical Drive
Stewartville, MN 55976

      Re: **Rochester Medical Corporation**
                Form 10-K for the Year Ended September 30, 2008
                        Filed December 12, 2008
                File No. 000-18933

Dear Mr. Jonas:

      We have reviewed your response letter dated March 23, 2009 and we have the following additional comment. Where indicated, we think you should revise your documents in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the Fiscal Year Ended September 30, 2008</u>

<u>Note 2. Summary of Significant Accounting Policies, page 43</u>

<u>-Revenue Recognition, page 45</u>

1.   We note your response to our prior comment 8 and that you offer warranties for products sold to your customers. Please revise your future filings to disclose that nature of the

warranties that you offer to your customers at the time of sale and include, to the extent material, the disclosures outlined in paragraph 14 of FIN 45.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief